SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

TierOne Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88650R108
(CUSIP Number)

David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2008
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650R108	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON The Philip Stephenson Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 909,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

CUSIP No. 88650R108	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON George Philip Stephenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 909,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 909,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 909,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 88650R108	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the “Shares”), of TierOne Corporation (the “Issuer”). The principal executive office of the Issuer is located at 1235 “N” Street, Lincoln, NE 68508.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by the Philip Stephenson Revocable Living Trust (the "Trust"), a revocable trust formed under the laws of Texas, and George Philip Stephenson, the sole trustee (collectively, the "Reporting Persons").

(b) The principal business address of the Reporting Persons is 99 Canal Center Plaza, Suite 420, Alexandria, VA 22314.

(c) The principal business of the Trust is to invest and reinvest the assets of the Trust. Mr. Stephenson is a private investor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stephenson is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A total of approximately $4,064,274 was paid to acquire the Shares reported herein. Funds for the purchase of the Shares reported herein were derived from the funds of the Trust.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired Shares because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons may communicate with the board of directors of the Issuer, and may communicate with the Issuer's management, other shareholders of the Issuer, and other relevant parties to explore the Issuer’s options for enhancing shareholder value.

CUSIP No. 88650R108	SCHEDULE 13D	Page 5 of 9 Pages

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) As of the close of business on December 5, 2008, the Reporting Persons beneficially owned an aggregate of 909,965 Shares, constituting approximately 5.0% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 18,035,192 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2008.

(b) By virtue of the Trust Agreement, dated June 6, 2005, George P. Stephenson has the power to vote or direct the voting, and to dispose or direct the disposition, of the 909,965 Shares held by the Trust. Accordingly, the Trust and George P. Stephenson are deemed to have shared voting and shared dispositive power with respect to the 909,965 Shares reported herein.

(c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 88650R108	SCHEDULE 13D	Page 6 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Exhibit A - Joint Filing Agreement dated December 5, 2008

CUSIP No. 88650R108	SCHEDULE 13D	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2008

The Philip Stephenson Revocable Living Trust

By:	/s/ George Philip Stephenson
Name: George Philip Stephenson
Title: Trustee

/s/ George Philip Stephenson
George Philip Stephenson

CUSIP No. 88650R108	SCHEDULE 13D	Page 8 of 9 Pages

 SCHEDULE A

The Trust

Date of Trade	Shares Purchased (Sold)	Price per Share
-------------	-----------------------	---------------
09/26/2008	5,208	$5.26
09/29/2008	10,000	5.16
09/30/2008	9,997	5.11
10/03/2008	15,000	5.54
10/06/2008	11,500	5.19
10/07/2008	11,899	5.09
10/09/2008	48,700	4.60
10/10/2008	77,343	4.15
10/15/2008	30,329	4.53
10/17/2008	1,000	4.27
10/20/2008	6,300	4.37
10/21/2008	1,700	4.19
10/22/2008	15,000	4.25
10/23/2008	5,570	4.05
10/24/2008	17,500	4.23
10/27/2008	17,226	4.21
10/28/2008	5,500	4.28
11/03/2008	300	5.41
11/06/2008	5,500	5.28
11/07/2008	6,811	5.25
11/10/2008	15,200	5.15
11/11/2008	10,000	4.76
11/12/2008	10,990	4.58
11/13/2008	7,300	4.62
11/19/2008	10,000	3.88
11/20/2008	18,700	3.30
11/21/2008	22,100	2.99
11/24/2008	50,400	3.13
11/25/2008	75,000	3.20
11/26/2008	15,000	3.20

CUSIP No. 88650R108	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 5, 2008

The Philip Stephenson Revocable Living Trust

By:	/s/ George Philip Stephenson
Name: George Philip Stephenson
Title: Trustee

/s/ George Philip Stephenson
George Philip Stephenson